NATHAN J. NOUSKAJIAN (858) 550-6051 nnouskajian@cooley.com	VIA FEDERAL EXPRESS AND FACSIMILE

January 8, 2008

United States Securities and Exchange Commission

Mail Stop 6010

100 F. Street N.E.

Washington, D.C. 20549

Attn: Melissa Feider

RE:	St. Bernard Software, Inc.
Comment Letter Regarding Form 8-K filed December 5, 2007

Dear Ms. Feider:

On behalf of our client, St. Bernard Software, Inc. (the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by a letter dated December 10, 2007 (the “Comment Letter”) and a subsequent telephone call with the Staff on January 7, 2008 regarding the Company’s Current Report on Form 8-K, filed with the Commission on December 5, 2007 (the “Form 8-K”).

Staff Comments and Company Responses

1.	We note that you filed an Item 4.01 Form 8-K on December 5, 2007 to disclose that you engaged Squar, Milner, Peterson, Miranda & Williamson, LLP as your new independent auditor for periods subsequent to the quarter ended September 30, 2007. Revise your disclosure to include a statement including whether or not you consulted with your accountant on the matters described in Regulation S-B Item 304(a)(2) for the past two fiscal years and subsequent interim period (i.e. through December 5, 2007).

Response: The Company hereby informs the Staff that for the past two fiscal years and subsequent interim period (i.e. through December 5, 2007) the Company has not consulted with Squar, Milner, Peterson, Miranda & Williamson, LLP on the matters described in Regulation S-B Item 304(a)(2).

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission

January 8, 2008

Page Two

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding the amendment to the Form 8-K to me at (858) 550-6051.

Sincerely,

/s/ Nathan J. Nouskajian
Nathan J. Nouskajian

cc:	Vincent Rossi, Chief Executive Officer
Julie M. Robinson, Esq., Cooley Godward Kronish, LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM